EX 99.28(d)(26)

Amendment
to
Investment Sub-Advisory Agreement
between
Curian Capital, LLC
and
PineBridge Investments LLC

This Amendment is made by and between Curian Capital, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PineBridge Investments LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”), and Curian Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of December 19, 2011 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust as provided on Schedule A of the Agreement (each a “Fund” and collectively, the “Funds”).

Whereas, pursuant to the Agreement, the parties have agreed to amend Section 3, entitled “Management,” and Section 13, entitled “Representations and agreements of the Adviser,” of the Agreement to reflect recent regulatory changes under the Commodity Exchange Act and certain Commodity Futures Trading Commission regulation changes.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1. The following shall be inserted at the end of Section 3:

The Adviser and the Sub-Adviser each further agree that:

a)
to the extent that the Commodity Exchange Act, as amended (“CEA”), and the then-current Commodity Futures Trading Commission (“CFTC”) regulations require (i) registration by either party as a Commodity Pool Operator or Commodity Trading Advisor, (ii) specific disclosure, or as applicable to it (iii) filing of reports and other documents, each shall fully comply with such requirements;

b)
Sub-Adviser shall comply with all requirements of the applicable CEA and then-current CFTC regulations that apply to Sub-Adviser with regard to the Fund, and with regard to all Funds for which it serves as Sub-Adviser; and

c)	Sub-Adviser shall cooperate by assisting the Adviser in fulfilling any disclosure or reporting requirements applicable to the Fund under the CEA and/or then-current CFTC regulations.

2. Paragraph (a) and (b) of Section 13 are deleted and replaced in their entirety with the following:

(a)
If the Sub-Adviser is registered as a Commodity Trading Advisor under the CEA, the Adviser consents to the Sub-Adviser’s compliance with the alternative disclosure and recordkeeping standards available to exempt accounts under CFTC

Rule 4.7 with respect to a Fund’s trading in commodity interests, provided that the Sub-Adviser has duly filed a notice of claim for such relief pursuant to Rule 4.7(d). The Adviser will take reasonable steps to cooperate with the Sub-Adviser in connection with establishing and maintaining such exemption under Rule 4.7, including, upon request, confirming whether a Fund is a “qualified eligible person” as defined in Rule 4.7.

(b)
If the Adviser is excluded from the definition of a commodity pool operator under CFTC Rule 4.5 with respect to a Fund, the Adviser will furnish the Sub-Adviser with a copy of the notice of eligibility filed pursuant to Rule 4.5 (c) with respect to such exclusion, or, if more recent, the most recent annual notice affirming the basis of such eligibility that has been filed pursuant to Rule 4.5(c)(5).

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 14th day of December, 2012, effective as of December 31, 2012.

Curian Capital, LLC		PineBridge Investments LLC

By:	/s/ Michael Bell	By:	/s/Jason Weiss
Name:	Michael Bell	Name:	Jason Weiss
Title:	President	Title:	Vice President

Curian Variable Series Trust

By:	/s/ Emily J. Eibergen
Name:	Emily J. Eibergen
Title:	Assistant Secretary